

Pricing supplement no. 450
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 28-I dated March 24, 2006

Registration Statement No. 333-130051
Dated May 11, 2007
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$4,150,000
Call Overwrite Index Notes Linked to the BXM℠ Index due May 22, 2008

General

- Payment is linked to the BXM℠ Index, less an issuer's fee that accrues daily over the term of the notes, as described below. You may lose some or all of your investment.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 22, 2008†.
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on May 11, 2007 and are expected to settle on or about May 16, 2007.

Key Terms

Index:	CBOE S&P 500 BuyWrite Index℠ (the "BXM℠ Index" or the "Index")
Payment at Maturity:	Payment at maturity will reflect the performance of the Index less an annual issuer's fee of 1.5%, which accrues daily over the term of the notes. *The principal amount of your notes will be fully exposed to any decline in the Index.* Accordingly, at maturity, you will receive an amount calculated as follows: $\$1{,}000 \times [1 + (\text{Index Return} - (1.5\% \times \text{days since pricing date}/365))]$ where "days since pricing date" is the number of calendar days from the pricing date to and including the Observation Date. If the calculation above produces a number that is less than zero, the payment at maturity will be zero. ***You will lose some or all of your investment if the BXM℠ Index declines at all or increases by less than approximately 1.5411%.***
Issuer's Fee:	1.5% annual fee applied to the principal amount of the notes with daily accrual. Accordingly, you will lose some of the principal amount of your notes if any positive Index Return is less than approximately 1.5411%.
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows: $\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The Index closing on the pricing date, which was 821.53.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	May 19, 2008†
Maturity Date:	May 22, 2008†
CUSIP:	48123JZB8

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 28-I.

Investing in the Call Overwrite Index Notes involves a number of risks. See "Risk Factors" beginning on page PS-4 of the accompanying product supplement no. 28-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$15.41	$984.59
Total	$4,150,000	$63,951.50	$4,086,048.50

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission, which corresponds to the annual issuer's fee, of $15.41 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $4.11 per $1,000 principal amount note. See "Underwriting" beginning on page PS-25 of the accompanying product supplement no. 28-I.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $15.41 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

May 11, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 28-I dated March 28, 2006. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 10, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 28-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 28-I dated March 24, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000765/e23652_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The hypothetical total returns set forth below assume an Initial Index Level of 820. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return	Payment at Maturity per $1,000 Principal Amount Note
1640.00	100.00%	98.46%	$1,984.59
1435.00	75.00%	73.46%	$1,734.59
1230.00	50.00%	48.46%	$1,484.59
1066.00	30.00%	28.46%	$1,284.59
984.00	20.00%	18.46%	$1,184.59
902.00	10.00%	8.46%	$1,084.59
861.00	5.00%	3.46%	$1,034.59
840.50	2.50%	0.96%	$1,009.59
832.64	1.54%	0.00%	$1,000.00
820.00	0.00%	-1.5411%	$984.59
779.00	-5.00%	-6.54%	$934.59
738.00	-10.00%	-11.54%	$884.59
656.00	-20.00%	-21.54%	$784.59
574.00	-30.00%	-31.54%	$684.59
492.00	-40.00%	-41.54%	$584.59
410.00	-50.00%	-51.54%	$484.59
328.00	-60.00%	-61.54%	$384.59
246.00	-70.00%	-71.54%	$284.59
164.00	-80.00%	-81.54%	$184.59
82.00	-90.00%	-91.54%	$84.59
0.00	-100.00%	-100.00%	$0.00



Call Overwrite Index Note Linked to the BXM^{SM} Index
Total Return at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Index Level of 820 to an Ending Index Level of 861.
Because the Ending Index Level of 861 is greater than the Initial Index Level of 820, the investor receives a payment at maturity of $1,034.59 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times [1 + (5\% - (1.5\% \times 375/365))] = \$1,034.59$$

Example 2: The level of the Index decreases from an Initial Index Level of 820 to an Ending Index Level of 779.
Because the Ending Index Level of 779 is less than the Initial Index Level of 820, the investor receives a payment at maturity of $934.59 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times [1 + (-5\% - (1.5\% \times 375/365))] = \$934.59$$

Selected Purchase Considerations

- **INVESTMENT EXPOSURE TO THE CBOE S&P 500 BUYWRITE INDEX^{SM}** — The BXM^{SM} Index measures the total rate of return of a hypothetical "covered call" strategy applied to the S&P 500® Index. This strategy consists of a hypothetical portfolio consisting of a "long" position indexed to the S&P 500® Index on which are deemed sold a succession of one-month, at-the-money or just out-of-the-money call options on the S&P 500® Index listed on the CBOE. Dividends paid on the component stocks underlying the S&P 500® Index are included in the calculation of the rate of return on the BXM^{SM} Index on a daily basis.

- **LIMITED PROTECTION AGAINST LOSS** — The sale of a succession of one-month calls provides a degree of cushion against downside risk. However, because the theoretical proceeds from the sale of calls are nominally "reinvested" in the S&P 500® Index for purposes of calculating the BXM^{SM} Index, you may lose some or all of the amount you invested if the S&P 500® Index declines. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION OF THE BXM^{SM} INDEX** — The return on the notes is linked to the performance of the BXM^{SM} Index, which is in turn linked to the S&P 500® Index and the value of call options written on the S&P 500® Index. The S&P 500® Index consists of 500 stocks chosen for market size, liquidity and industry group representation. For additional information on the BXM^{SM} Index and the S&P 500® Index, see the information set forth under "The CBOE S&P 500 BuyWrite Index^{SM}" and the "S&P 500® Index," respectively, in the accompanying product supplement no. 28-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 28-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the BXM^{SM} Index or the S&P 500® Index or any of the component instruments of the BXM^{SM} Index or the S&P 500® Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 28-I dated March 24, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The return on the notes is linked to the performance of the BXM^{SM} Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level. Furthermore, you will lose a portion of the principal amount of your notes if any positive Index Return is less than approximately 1.5411%.

- **LIMIT ON MONTHLY GROWTH OF THE BXM^{SM} INDEX —** The potential increase of the BXM^{SM} Index is limited by the call option nominally sold each month. The BXM^{SM} Index is intended to track the performance of a "buy-write" strategy on the S&P 500® Index. A buy-write strategy will tend to underperform a direct investment in the S&P 500® Index during periods of rising stock prices. For additional information on the BXM^{SM} Index, see the information set forth under "The CBOE S&P 500 BuyWrite Index^{SM}" in the accompanying product supplement no. 28-I.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the issuer's fee, which fee will affect your payment at maturity. The issuer's fee reflects a 12.5 basis points per month, or 1.5% per annum, fee that accrues on a daily basis and includes the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price unless the Index appreciates significantly.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS —** As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends, call premiums or other distributions or other rights that holders of the instruments composing the BXM^{SM} Index or the S&P 500® Index would have. Instead, dividends and call premiums are nominally reinvested in the S&P 500® Index each month.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the level of the Index on any day, which is based on the value of the S&P 500® Index, dividends on the stocks underlying the S&P 500® Index and the call option included in the BXM^{SM} Index, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the S&P 500® Index;
  - the liquidity and time to maturity of the monthly call option on the S&P 500® Index deemed included in the BXM^{SM} Index;
  - the dividend rate on the common stocks underlying the S&P 500® Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The first graph below sets forth the historical performance of a hypothetical $1,000 investment in the BXM[SM] Index and a hypothetical $1,000 investment in the S&P 500® Total Return Index from April 4, 1997 through May 11, 2007. The S&P 500® Total Return Index is a measure of the total return of the stocks comprising the S&P 500® Index that includes dividends by adding the daily indexed dividend returns on those stocks to the daily price change of the S&P 500® Index. In each case, the performance of the hypothetical $1,000 investment is reported excluding any fees or other deductions that could be applicable to an actual investment linked to the BXM[SM] Index or the S&P 500® Total Return Index, such as the 1.5% annual issuer's fee applicable to the notes.

The second graph below sets forth the historical performance of the BXM[SM] Index based on the weekly Index closing level from April 4, 1997 through May 11, 2007. The BXM[SM] Index closing level on May 11, 2007 was 821.53. We obtained the BXM[SM] Index closing levels, S&P 500® Total Return Index closing levels and other information below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the BXM[SM] Index do not reflect the 1.5% annual issuer's fee included in an investment in the notes and should not be taken as an indication of future performance. No assurance can be given as to the BXM[SM] Index closing level on the Observation Date. We also cannot give you assurance that the performance of the BXM[SM] Index will result in the return of any of your initial investment.



Source: Bloomberg & JPMorgan



Source: Bloomberg